June 6, 2019

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
Room 1512 Block 4 Kang Yuan Zhihui Gang
No 50 Jialingjiang East Road
Jiangsu Province 210000
PRC

       Re: Oriental Culture Holding LTD
           Draft Registration Statement on Form F-1
           Filed on May 13, 2019
           CIK No. 0001776067

Dear Ms. Ni:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted on May 13, 2019

Prospectus Summary, page 1

1. Please clarify at the beginning of your business section that the investor would be investing in a holding company, with operations conducted via its subsidiaries.
Corporate History and Structure, page 3

2. Please revise your organizational chart on page 3 to reflect the post-offering ownership structure of the company, including the percentage held by Kong Aimin and Gao Huajun and the public shareholders upon completion of the offering.
 Lijia Ni
FirstName LastNameLijiaLTD
Oriental Culture Holding Ni
Comapany NameOriental Culture Holding LTD
June 6, 2019
June 6, 2019 Page 2
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FirstName LastName
We will incur increased costs as a result of being a public company, page 37

3. To the extent determinable, please revise to provide an estimate of the increased costs associated with being a public company.
Dilution, page 41

4. Please revise your calculation of net tangible book value to exclude intangible assets and deferred offering costs.
Revenues, page 47

5. We note that marketing service fees represent roughly 70% of your revenues. Please revise at footnote three briefly to provide more detail as to how the marketing service fees are determined.
Introduction of Collectibles Trading in China, page 57

6. Please clarify what the chart on this page represents. Include all appropriate legends and labels.
Our Customers, page 69

7. Please clarify whether there are any criteria in place for determining customer qualifications to open and activate a trading account.
PRC Regulations, page 74

8. We note that you have not included disclosures here or in risk factors concerning regulations related to internet information security and privacy protection, including, for example, the Regulation on the Internet Security Supervision and Inspection by Public
         Security Organs, effective November 1, 2018. Please advise or revise. United States Federal Income Tax Considerations, page 100

9. We note that your discussion of United States Federal Income Tax Considerations makes no reference to the opinion of Garvey Schubert Barer that you intend to file as Exhibit 8.1 in a subsequent amendment. Please advise or revise.
Consolidated Financial Statements, page F-3

10. Please update the financial information to include interim financial statements for period ended March 31, 2019.
11. In light of the disclosure indicating you commenced operations in March 2018, it is unclear why the period covered by your income statement and statement of cash flows is the entire year ended December 31, 2018. Please stipulate the specific period covered by
 Lijia Ni
FirstName LastNameLijiaLTD
Oriental Culture Holding Ni
Comapany NameOriental Culture Holding LTD
June 6, 2019
June 6, 2019 Page 3
Page 3
FirstName LastName
         your income statement and statement of cash flows or advise us. It may also be necessary for your auditor to revise the wording of their report.
12. Please provide condensed financial statements of the registrant, pursuant to Rule 5-04 of
         Regulation S-X, or advise us. The financial statements should provide the information required by Rule 12-04 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-14

13. Please disclose the estimated useful lives and residual value of electronic equipment and server room equipment, respectively.
Note 3 - Variable interest entity, page F-21

14. The calculation of the net assets of your VIE, disclosed on page F-22, should be revised to deduct total liabilities from total assets.
Note 15 - Subsequent Event, page F-31

15. We note that you acquired HKDAEx Limited subsequent to year end. Please provide the most recent audited financial statements of the acquired entity and prepare the related pro forma information as required by Rule 8-04 and Rule 8-05 of Regulation S-X, respectively. In addition, please reflect such transaction in the capitalization table on page
         40, if applicable.
16. We note you acquired China International Assets and Equity of Artworks Exchange
         Limited on May 7, 2019. Please provide audited year-end and unaudited interim financial statements, pursuant to Rule 8-04 of Regulation S-X, and pro forma financial information to give effect to the acquisition, pursuant to Rule 8-05 of Regulation S-X, or explain to us why it is not necessary for you to do so.
General

17. We note references to third-party market data within your prospectus, including, for example, a reference at page 1 to statistics derived by the Ministry of Commerce of the
         People's Republic of China, and to the "2017 China Private Wealth Report" at page 56.
         Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. You may contact Christie Wong, Staff Accountant, at 202-551-3684, or
Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.
 Lijia Ni
Oriental Culture Holding LTD
June 6, 2019
Page 4



                                            Sincerely,
FirstName LastNameLijia Ni
                                            Division of Corporation Finance
Comapany NameOriental Culture Holding LTD
                                            Office of Telecommunications
June 6, 2019 Page 4
cc:       Jeffrey Li
FirstName LastName